EXHIBIT 10.1

CALAIS RESOURCES

                Letter to the Shareholders from the New Chairman -
                          R. David Russell (Feb. 23, 2011)

I founded Apollo Gold in 2002, and over an eight-year period built the company as the CEO. In June of 2010 Apollo Gold finalized a merger with Linear Gold and rebranded the company as Brigus Gold (BRD). I took some time off over the summer during which I evaluated and contemplated the next big gold adventure. I have now taken on the role of Chairman of the Board and CEO of the next exciting gold company, Calais Resources, "Eureka!" (CAAUF.PK). The opportunities at Calais Resources are very exciting. The Company has some excellent gold and silver assets which are virtually untapped within the 100 percent owned Calais Resources portfolio. The portfolio of assets consists of the fully permitted Cross - Caribou Mine, located two hours from Denver, Colorado, and the Nevada Manhattan exploration project located in Nevada just to the southeast of the Kinross, Round Mountain Gold operation.

Calais Resources' primary mission statement is to focus on shareholder value by using two strategic exploration and development approaches. The first approach will be to conduct surface and underground drilling and exploration to locate additional gold and silver assets. The second approach will be to continue to develop the underground infrastructure of the Cross-Caribou Mine with the goal of becoming a full-scale gold and silver operating mine. The final goal is to yield a solid upgraded resource and reserve base within the next 12 months that also complies with Canadian Instrument NI 43-101 standards. (There are resources on the Cross-Caribou Mine property from past history. However, earlier historic resource statements by Pincock, Allan & Holt (PAH - 1998 & 2002 reports) have to be set aside at this time until the data can be upgraded to current CNI 43-101 standards.) We hope to establish cash flows for the company from the preliminary operations at the Cross - Caribou Mine in Colorado by year's end 2011, which would be an added bonus for the Calais shareholders and market valuation. Calais Resources has an equally important mission statement to develop our mines with the highest regards for the environment as well as the health and safety of our employees. By having a strong commitment to environmental stewardship we will develop our operations in a profitable manner while supplying the metals we all use in our modern society.

Progressing Calais Resources forward will not be an easy task and does not come without some major restructuring of the company. It should be noted that this company has essentially been a dormant company both financially and operationally from 2004 - 2010 due to being undercapitalized and lacking the right strategy for today's gold and silver market. In the short term, major steps have been initiated to prepare the company's periodic reports and financial statements for filing with the US SEC and the British Columbia Securities Commission to bring the company current. During the months from February through May 2011, we have a lot of work to complete as a corporation. It is our intention to begin with financial reporting compliance to bring all 10 K's and Q's from fiscal years 2005 - 2010 current with the SEC and BCSC reporting compliance regulations. This work is well underway with the accounting now completed by a Denver based CPA accounting firm, SJM Financial Solutions. We project the audits to be completed by late March to early April 2011 with the subsequent filings completed by May. Calais is traded on the Bulletin Board Pink Sheets. Once all of our SEC filings are completed, Calais should be elevated up to the Bulletin Board status. It is our intention to file for a TSX listing once we achieve full compliance in Canada. The company does not trade in Canada at this time and has not had a listing on any of the Canadian exchanges. Currently, there is a Cease Trade Order (CTO) on Calais Resources in the province of British Columbia (BCSC) due to the lack of complete financial filings that needs to be lifted, even though the company does not trade in Canada. (This does not affect the US Bulletin Board stock trading). To rectify the CTO we will be filing all the US required 10 K's and Q's for 2005 - 2010 with the BCSC and applying for a revocation of the CTO. Other areas of compliance will be fulfilled in Canada with filing the initial NI 43-101's for the Cross - Caribou Mine, located in Colorado, and the Nevada Manhattan exploration project located in Nevada. The NI 43-101's are projected to be completed by SRK Consulting by the end of February 2011. We also have a debt facility with Brigus Gold for approximately $11 M which we need to work through between now and June 30, 2011. (Brigus inherited the debt facility via Apollo Gold's exchange of its 50% of the Montana Tunnels Mine to its partner Elkhorn Tunnels in 2009 -2010.) Discussions have been underway with Brigus Gold and are progressing well with a strategy to deal with the debt facility. A forebearance agreement was signed between Calais and Brigus and announced in early January 2011 and has a new due date for the facility of June 30,
2011.   We will also schedule our Annual General Meeting (AGM) for Calais shareholders as soon as possible upon completion of the regulatory filings as mentioned above. We will be presenting a new slate of directors, auditor approvals as well as a name change for rebranding the company.

Once we have met our financial reporting compliance obligations and debt reduction and / or extinguish the debt plan, it is our intention to begin our exploration, development and initial mine operations at the Cross - Caribou Mine by the end of June 2011. As you would expect, we will need to
recapitalize the company to take the company plans forward in some form.   We
are working on the recapitalization strategy as we speak. The plans for the Nevada - Manhattan project will be developed secondarily to the Cross - Caribou plans and are expected to be announced by the fall of 2011.

If we are able to raise the necessary financing, we expect our exploration and development program of surface drilling at the Cross mine to begin with approximately 3,000 feet (1,000 meters) of surface core drilling. We are also projecting to rehabilitate the Cross Mine tunnel - adit, which is currently rail access. There are three additional adit levels partially developed below the Cross main level. We plan to begin initial stope development mining on the Apache Vein system which is comprised of the Main Apache, Central Apache and North Apache Veins. These veins are open and accessible from the original workings. We also are projecting to start a new mechanized rubber-tired decline access ramp to be developed from the Cross Mine area. The intent is to mechanize the mine on a go forward basis while also taking advantage of the miles of development work that was done in the 1980's that first discovered and started to develop the Apache Vein system. It should also be noted that approximately 70,000 tons of high-grade gold and silver ores were test mined and milled in the 1980's. With the first step toward mine mechanization with the new ramp we project to cross-cut the Anaconda vein located to the south of the mine site within the first 120 feet. The new ramp will also give access to the three other previously-
developed levels of the Cross Mine.   The levels were partially developed by
a winze in past mining history, and to further develop the Rare Metals and Apache Vein system further down dip. Underground core drilling at the Cross
- Caribou Mine is expected to begin in late 2011 or early 2012. The start of drilling underground is solely dependent on the timing of the development of strategic drill stations off of the new decline ramp access system.

If we are able to raise the necessary financing, initial mining and milling are scheduled to begin in July to August 2011 and the Leadville Mill startup is projected in late August. The Leadville Mill restart will involve a rehabilitation period of approximately four months starting in April and continuing thru July 2011. The mill is fully permitted under the Calais operating permit. For the Cross - Caribou Mine the initial production profile is expected to start at 50 - 100 tons per day (tpd), for the first 3
- 6 months starting in July 2011 and then progress to 200 tpd by June 2012. The production grades will vary with development of the stopes and are expected in the 0.25 - 0.50 ounces per ton (opt) gold (7.75 Grams to 15.5 grams) (Au) and 4 opt - 30 opt silver (125 grams to 935 grams) (Ag) ranges. The mill is scheduled to run at 100 tpd the first six months and then be advanced to 200 tpd with minor changes via a ball mill addition to the crushing and grinding circuit to advance from the 100 tpd to the 200 tpd level. The underground mining methods to be applied are known as cut and fill as well as longhole stoping for the larger mine areas. We also envision an onsite 200 ton per day processing mill for the high-grade gold and silver ores. Our plans are to begin construction of the mill on site in the latter part of 2012. The onsite mill is currently permitted with Boulder County. The State of Colorado Department of Natural Resources - Division of Reclamation, Mining and Safety (DRMS) operating permits are also required to be amended and will be based on the Boulder County existing approved permits in place. These are projected to be in place for onsite mill construction in the next six months. Planned mine operations for the Cross Mine and Leadville mill operations are fully permitted.

The objective for three years down the road will be to advance the Cross - Caribou Mine to a full operational state of 1,000 tpd. The current mine and mill permits allow for a 70,000 ton per year (tpy) operation. We intend to apply for increases in the permits from the current 70,000 tpy (approx 200 tpd) to approximately 350,000 tpy (1,000 tpd). It is expected to take 18 to 24 months of permitting to achieve the expanded permitted production profile.

As for upper level management for Calais Resources, Dave Young is the President and COO and Tom Hendricks is the VP of Operations. Dave has some 30 years of engineering, mine design and development as well as extensive operational experience in both open pits and underground mining operations. Dave's specialty is underground mining. Tom has some 35 years at the Cross - Caribou mine. Tom was responsible, early on, for actually consolidating the mining district into one large land package ownership as well as being responsible for the initial 70,000 tons of test mining and milling. We have several part time on site employees that work with Tom each day to insure environmental compliance under the permit specifications and property maintenance. We primarily use consultants, at this time, for the geology, mine modeling, metallurgy, environmental work, accounting and legal work. However, as we move the Cross - Caribou toward production, we will be hiring a few more key professional individuals in the upcoming months to augment the staff for geology, mine design, metallurgy and accounting functions as full time employees. We have contacted some of the key, hand-picked, individuals and have had very positive feedback, as you would expect with a new project coming on line. It is expected that 10 -12 miners will also be hired as we start the mine rehabilitation and begin the new decline in May - June 2011.

As always, a recapitalization of a company will be required. For a very preliminary snapshot of the capital items, costs / preliminary projected estimates for the remaining calendar year Feb-Dec 2011 are as follows:

Finalize accounting, audits, filings and lifting
  CTO (March - April 2011)                                       $  300,000.
Initial drilling at the Cross for the Anaconda
  Vein and Ramp Geotech work  (Apr-Jun)                          $  100,000.
Rehabilitation of the Cross Tunnel Adit (May - Jun 2011)         $  100,000.
New Mechanized Decline - Portion (600 ft) to be
  completed in 2011 (July - Dec 2011)                            $  750,000.
Stope Development on the Apache and Anaconda Veins
  (June -Dec 2011)                                               $  750,000.
Underground Mine Equipment                                       $  500,000.
G & A / Audits / AGM / Includes Back Taxes ($750 K) / Misc.
  (Feb - Dec 2011)                                               $1,500,000.
Continued Surface Core drilling at the Cross -Caribou for 2011 $ 500,000. Leadville Mill Rehabilitation and Restart
  (Calais Est. Share Costs Apr - Aug 2011)                       $  500,000.
Nevada Manhattan Project (June - Oct 2011) Claim /
  Property and Exploration Work                                  $  500,000.
Working Capital Costs                                            $1,500,000.

Total startup Capital Required  Feb - Dec 2011
  (Does not include Brigus Debt Reduction)                       $7,000,000.

Note: Mill Construction for the onsite 200 tpd is expected to be $5 M in mid 2012 and an additional $2 M in working capital for the mill project startup. Therefore, total capital between 2011 ($7 M) and mid 2012 ($7 M) will be a total of $14 M for our Cross - Caribou mine and mill projects as well as the Brigus Debt reduction, which is being reviewed and no dollar figure projected at this time.

As of January 1, 2011, Calais had approximately $1,000,000 in cash on hand and short-term accounts payable were caught up. The Brigus Gold debt accounts for approximately $11 M and is being handled with private discussions between Brigus and Calais. An update on the debt settlement structure is forthcoming in May to June 2011.

In summary, Calais is going through an internal self restructuring and updating financial filings while it attempts to raise the capital necessary to pay the expenses outlined above. The exploration and development assets are very good for Calais and its investors to take forward and build a successful gold and silver company. The assets lend themselves to very high-grade gold and silver underground mining at the Cross - Caribou Mine. The veins, which are 3 feet to 20 feet (1 - 6 meters) in true width, strike for several thousand feet along strike as well as down dip. The potential of high profit margins is very attractive with the small tonnage and very high grade mine operations.

We look forward to updating all the shareholders as the Calais Resources redevelopment and rebranding of the company takes place over the next 4 to 6 months.

Sincerely,

R. David Russell
Calais Resources
Chairman & CEO